

Fundraise Up

Helping nonprofits make more to do more

 **Secure Donation**
select an amount to give

$60 USD/month

$40	$100	$200
$1,000	$2,500	$5,000

 **Make this monthly**

Designate to Where it is needed most

Give in honor of someone

Add comment

Donate >

Types of donors

Large Donor

Rational decision-making

Very interested in how resources are allocated



Conventional Donor

Emotionally connected

Takes time considering amount

Responds to print materials



Digital Donor

Emotional decision-making

Impulsive giving

Immediate gratification

Requires the process to be easy



The Digital Donor



Banks online

Multitasker

Impulsive giver

Active on social media

Makes decisions quickly

On-the-go, busy lifestyle

Prefers quick updates on impact

Prefers digital communication over print

Wants efficiency and immediate gratification

Friction loses donors

6 out of 7 donors abandon the online donation process—this rate is even worse on mobile! That is a significant amount of money being left on the table.

STEP 1 Choose Your Donation Amount
*required
16
26
50
100
Other
Gift Amount*
$
Payment Frequency
Monthly
NOTE: This transaction will count as the first payment toward your total gift amount.
STEP 2 Enter Your Contact Information
*required
Ensure your address matches your credit card billing address exactly. Privacy Policy
Email:*
Title:
-- please make a selection --
First Name:*
Last Name:*
Address Line 1:*
Address Line 2:
City:*
State:*
Province:
ZIP/Postal Code:*
Country:*
United States
Phone:
Cell Phone:
STEP 3 Enter Your Payment Information
*required
Cardholder's Name:*
Credit Card Number:*
CVV Number:*
Explain
Credit Card Type:*
Visa
VISA
DISCOVER
Credit Card Expiration:*
March
2018
If the billing information is the same as the contact information check this box.
If not please fill out the information below:
Address Line 1:*
Address Line 2:
City:*
State:
Province:
ZIP/Postal Code:*
Country:*
United States
STEP 4 Stay Informed
Donate Now

We remove that friction

We study user behavior, use artificial intelligence, leverage gamification, employ state-of-the-art UX, and provide native experiences for mobile, tablets and desktops.


helpinghand.com/donate
Donate Now
Secure Donation
select an amount to give
$60
USD/month
$40
$100
$200
$1,000
$2,500
$5,000
Make this monthly
Designate to Where it is needed most
Give in honor of someone
Add comment
Donate

3-Tap donation

We break complex forms into simple, easy steps.


Secure Donation
select an amount to give
$60
USD/month
$40
$100
$200
$1,000
$2,500
$5,000
Make this monthly
Designate to Where it is needed most
Give in honor of someone
Add comment
Donate
Payment method
choose your payment method
$60 USD/month
Cover processing fee
Processing Fee $2.50
Will be charged $62.50
Donate with Pay
Credit Card
PayPal
Link to Bank
Thank you for your generous gift!
Your donation of $62.50 is being processed
Close

Desktop, tablet and mobile

Your donors are sophisticated and are used to UX standards set by Apple, Google and Facebook. Responsive design is no longer enough. Different devices need different experiences that are native to that device.



helpinghand.com/donate
Secure Donation
select an amount to give
$60
USD/month
$40
$100
$200
$1,000
$2,500
$5,000
Make this monthly
Designate to Where it is needed most
Give in honor of someone
Add comment
Donate >

Supercharge your message

Don't let your donor feel 'emotional disconnect.'
Tell your branded story on the spot.
Keep the emotional connection going.


helpinghand.com/donate
HELPING HAND
Thank you, Jake Morgan!
Thank you for helping Charlie find a new home—with a big yard! Your contribution helps us keep our no-kill shelter open and facilitates hundreds of adoption each year. Because every Charlie deserves a chance to love and be loved.
Other ways to give
Where to mail the check
How I can donate by phone
Do I get a receipt
Is my donation secure
Is my donation tax-deductible
Secure Donation
select an amount to give
$60
USD/month
$40
$100
$200
$1,000
$2,500
$5,000
Make this monthly
Designate to Where it is needed most
Give in honor of someone
Add comment
Donate

Multiple payment options

Many donors have preferences for a specific payment option. More payments options provide more convenience to your donors and lower donation abandonment.



Apple Pay

3-Click donation



Google Pay

No card entry needed



Credit Cards

Form done right



ACH(Banks)

Both modern ACH and traditional



PayPal

No redirect, in-widget payment

Safe & Secure

With Level 1 PCI compliance and SSL security, we maintain tight security so you don't have to worry.



Powered by stripe

Fundraise Up partners with Stripe, the payment provider trusted by some of the world's largest companies.

Credit card information never touches Fundraise Up's servers.
Fundraise Up sends all card data directly to Stripe's PCI-complaint servers.

Artificial Intelligence

You know how it goes. Ask for too little – and miss out on the money you could have raised. Ask for too much – and some donors will feel their donation won't matter. We give you the option to use artificial intelligence to suggest the maximum amount comfortable specific to each donor.



Get your fees covered

If enabled by default, 92% of donors using Fundraise Up agree to cover the fees, making your effective fee rate under 1%.

Payment method
choose your payment method

$60 USD/month

☑ Cover processing fee

| Processing Fee | $2.50 |
| Will be charged | $62.50 |

Donate with Pay

Credit Card

PayPal   Link to Bank

Become a monthly supporter
smart monthly giving



Will you consider becoming one of our valued monthly supporters by converting your **$100** contribution into a **$15 monthly** gift? Ongoing monthly donations allow us better focus on our mission.

Keep my one-time $100 gift

Donate $15/month >

Grow monthly donors

Overtime, your monthly donors are likely to bring you more revenue than one-time donors. We help you convert some of your one-time donors to monthly ones.

Matching donations

Fundraise Up partners with Amply to fully automate company matching. This saves you a lot of time and on average increases your revenues up to 20%.

Double your impact
at no cost to you

✓ Payment Completed

x**2**

Many employers have a donation matching program that lets you double or triple the value of your donation. Enter the name of your employer, and we'll see if your gift can be amplified!

Your company

Next >

Skip this step

< **Mailing Address**
Please provide your mailing address

Street address

Apartment / Suite / Floor

City

State

Zip Code

🇺🇸 United States

Next >

Mailing address

We found an optimal way for you to collect the mailing address without lowering your conversion rates. Accept the donation, then optionally ask your donor for their mailing address.

Tribute

Donors have the option to dedicate their gift to a loved one, and notify them by email or regular mail.

Dedication
Whom do you want to recognize?

Honoree's name

From Name

Write a message (optional)

Next >

Sharing
How would you like to share your gift?

@ Email a Card

✉ Mail Printed Card

⊘ Do not share

Mailing Address
where should we mail the card

Street address

Apartment / Suite / Floor

City

State

Zip Code

🇺🇸 USA

Next >

IRS-compliant donation

Email donation receipts to your donors automatically. If you are a 501(c)3 tax-exempt organization, the donors can use Fundraise Up receipts for tax purposes.


HELPING HAND
Donation receipt
Hi Mike Byrnes,
Helping Hand, Inc. is very grateful for your generous gift of $60 on Dec 8, 2017 to Where it is needed most. Your donation is tax-deductible in the United States. Please keep this email as your tax donation receipt for the IRS.
Donation Amount: $60
Frequency: Monthly
Designation: Where it is needed most
Transaction Date: Dec 8, 2017
Transaction ID: ch_1Vdfkgh834YKFN439nbnerg8z
Please print this page for tax purposes. As required by the IRS regulations, we provide the following information: Helping Hand is a 501(c)(3) not for profit organization. Our federal tax identification number is XXXXXXXXX. As no goods or services have been provided in connection with this gift, the full amount is deductible to the fullest extent provided by law.
— Your friends at Helping Hand.


HELPING HAND
Thank you, Jake Morgan!
Thank you for helping Charlie find a new home—with a big yard! Your contribution helps us keep our no-kill shelter open and facilitates hundreds of adoption each year. Because every Charlie deserves a chance to love and be loved.
— Your friends at Helping Hand.

Custom Thank You emails

You can customize your Thank You emails that donors receive after each donation.

Recurring repairing

Credit cards expire, bank accounts move. We repair recurring transactions with a branded donor portal.

 HELPING HAND

Monthly donation management

Thank you for your help!

Your current donations: **$40 monthly**

Payment Method	VISA VISA **** **** **** 4242
Designation	Where it is needed most
Last charge	Mar 7, 2018

Update payment method   Cancel monthly donation

Own your data

Export your data, sync with Salesforce or integrate with our API for real time syncing with your donor CRM.

	$4,009.99 total · 629 transactions · 39 supporters					Export Donations
	Date ⌄	**Donation**	**Payment**	**Fee**	**Supporter**	**Widget**
✅	Jul 14, 2018, 12:12 PM	$10,000	$10,874.05 PayPal	Covered 😊	Robert Calm 📱	Waterday Campaign
✅	Jul 09, 2018, 13:17 AM	$150	$153.40	Not Covered	Max Brown	Waterday Campaign
✅	Jun 14, 2018, 5:01 PM	$600 ⑤ Reccurent	$607 🍎 Apple Pay	Covered 😊	Peter Smith	Waterday Campaign
♻ Refunded	2018, 14:50 PM	$5,000	$5,325.05 ACH	Covered 😊	Mark Goldman	Waterday Campaign Fo...
✅	Jun 09, 2018, 15:16 AM	$150 ④	$153.40	Not Covered	Max Brown 📱 Donation on Mobile	Campaign
❌	May 14, 2018, 16:07 PM	$600	$607 🍎	Covered 😊	Ann Anderson	Waterday Campaign
✅	May 14, 2018, 9:12 PM	$100 ②	$104.05	Covered 😊	Mike Peterson	Waterday Campaign
🕐	May 09, 2018, 10:11 AM	$140	$142 G	Not Covered	Max Brown 📱	Waterday Campaign
✅	April 14, 2018, 3:59 PM	$700 ①	$705 ACH	Covered 😊	Peter Strong	Waterday Campaign

Team functionality

You can have multiple people on your team have access to the Fundraise Up admin dashboard.

Team members		
Name	**Email**	**Joined**
Mark Smith	marksmith@gmail.com	May 14, 2018, 9:12 PM
Ann Anderson	annanderson@gmail.com	May 09, 2018, 10:11 AM

Robust Donation & Supporter Info

Powerful dashboard with Supporter info, transaction history, email management, and widget and tech insights.

Helping Hand
John Smith

Search

- Home
- Settings
- Dashboard
- Insights
- Donations
- Recurrings
- Supporters
- Donation Widgets
- Chat with human

Donations > Mark Williams donated $25

$25 USD	0.36%	One Time	New wells in Africa
Successful Charge	EFFECTIVE FEE	FREQUENCY	WIDGET NAME

Transaction & Fees

Donation Amount
$25.00 USD

Payment Processor
Stripe

Transaction Amount
$25.00 USD

Payment Method
Credit Card

Platform Fee
$2.15 USD

Payment Entry
Manual

Payment Processing Fee
$1.07 USD

Payout Amount
$25.00 USD

Emails

Receipt
Sent   Jan 14, 2018, 12:26 PM
Read   Jan 14, 2018, 12:26 PM
Resend

Thank You
Sent   Jan 14, 2018, 12:26 PM
Read   Jan 14, 2018, 12:26 PM
Resend

Reccuring

Status
Active

Begun
Jan 14, 2018, 12:26 PM

Donated
$25.00 USD

Previous Donation
Jan 14, 2018, 12:26 PM

Installments
1

Next Donation Occurs
Jan 14, 2018, 12:26 PM

Refund

Refund Donation

Tribute

Honoree's Name
Paul Wolf

Recipient Address
6050 Armitos Drive,
Camarillo, CA 93012, US

From Name
Mark Williams

Sharing
Mail Printed Card

Recipient Name
Kevin Strong

Recipient Mail
kevin@gmail.com

Title
In honor of all the great work Paul did for the kids

Helping Hand
John Smith
Search
Home
Settings
Dashboard
Insights
Donations
Recurrings
Supporters
Donation Widgets
Chat with human
Donations > Mark Williams donated $25
$25 USD
Successful Charge
0.36%
EFFECTIVE FEE
One Time
FREQUENCY
New wells in Africa
WIDGET NAME
Supporter
Name
Mark Williams
Employer
Apple Inc.
Email
markw@gmail.com
Lifetime Donations
2
IP Address
5.35.46.134
Lifetime Donated
$50 USD
Mailing Address
50 Court Street, Suite 700, Brooklyn, NY 11201 USA
Phone Number
+1 202-555-0131
IP Geolocation
New York, USA
Mailing List
Subscribed
Emails
Receipt
Sent Jan 14, 2018, 12:26 PM
Read Jan 14, 2018, 12:26 PM
Resend
Thank You
Sent Jan 14, 2018, 12:26 PM
Read Jan 14, 2018, 12:26 PM
Resend
Refund
Refund Donation
Widget Configuration
Name
New Wells in Africa
Monthly Upsell
Enabled
Artificial Intelligence
Enabled
Cover Costs
Default to Yes
Suggested Amount
$ 40
Donation Matching
Enabled
Suggested Presets
$30 $50 $150
$250 $1,000 $2,500
Collect Address
Enabled
Monthly
Default to Yes
Insight
Page
/campaign/donate/#NewWells
Suggested Cover Costs
Used
Browser
Google Chrome
Suggested Amounts
Used
Device
Desktop
Suggested Frequency
Used
OS
Windows 7
Reccuring Upsell Used
Used

Keep your donor management system

Our system focuses on maximizing your online digital donations.
Our data can be exported to all popular donor management systems
so you can benefit from more donations and larger ones –
without having to change your internal systems.

Export Donation

Please select the fields that you would like to export. You can change the order of the columns by dragging and dropping the field names.

☑ Donation ID	☑ Payment Method
☑ Donation Status	☑ Payment Entry
☑ Donation Date	☑ Donation Amount
☑ Donation Frequency	☑ Transaction Amount
☑ Designation ID	☑ Payout Amount
☑ Designation Name	☑ Payment Processing Fee
☑ Donation Comment	☑ Platform Fee
☑ Donate Widget ID	☑ Suppoter Covered Fee
☑ Donate Widget Name	☑ Refund Amount
☑ Supporter ID	☑ Refund Date
☑ Supporter Name	☑ Tribute Honoree
☑ Supporter Email	☑ Tribute From
☑ Mailing Address Line 1	☑ Tribute Message
☑ Mailing Address Line 2	☑ Tribute Sharing
☑ Mailing City	☑ Tribute Recipient Name
☑ Mailing Zip/Postal	☑ Tribute Email
☑ Mailing State/Region	☑ Tribute Address Line 1
☑ Mailing Country	☑ Tribute Address Line 2
☑ Supporter IP Address	☑ Tribute City
☑ Supporter IP Geolocation	☑ Tribute ZIP/Postal
☑ Supporter Employer	☑ Tribute State/Region
☑ Payment ID	☑ Tribute Country
☑ Payment Processor	

DOWNLOAD .XLS   **DOWNLOAD .CSV**

Simple, transparent pricing

You only pay for what you use (and only if the donor doesn't)

No Setup Fees

No Credit Card

No Monthly Fee

No Contract

No Hidden Fee

It's all about donors —not fees.

Donors using our widget are willing to cover fees 92% of the time. This means, your effective rate is

less than 1%.



Donors Cover Fee



Fundraise Up fee + Payment processing fee

Pricing to scale
with any sized organization

VISA, MasterCard, Discover, PayPal	2.2% + 30¢
American Express	3.5%
ACH	0.8% ($5 cap)
Recurring	After first $1 million of recurring charges additional 0.4%



Fundraise Up

Helping nonprofits make more to do more